Exhibit 99.2

NEWS RELEASE

For further information contact:

Kerry J. Chauvin	Joseph “Duke” Gallagher
Chief Executive Officer	Chief Financial Officer
985.872.2100	985.872.2100

FOR IMMEDIATE RELEASE

WEDNESDAY, JULY 23, 2003

GULF ISLAND FABRICATION, INC.

EXPANDS BOARD OF DIRECTORS, ELECTS TAMBLYN TO FILL NEWLY

CREATED SEAT

Houma, LA—Gulf Island Fabrication, Inc. (NASDAQ: GIFI), announced today that its Board of Directors has expanded the membership to add an additional independent director. Ken C. Tamblyn was elected to the new seat, and was also appointed a member of the audit committee of the Board of Directors.

“We are delighted that a person of the stature of Ken Tamblyn will be joining our Board,” said Kerry Chauvin, CEO and Chairman of the Board of Gulf Island Fabrication. “Given the increasing role of independent directors, Ken Tamblyn’s financial expertise and reputation in the industry will enhance the strength of our Board of Directors.”

Mr. Tamblyn currently serves on the Board of Directors of Offshore Logistics, Inc. (Nasdaq), and is a member of its audit committee.

Mr. Tamblyn spent the first 20 years of his business career as a certified public accountant with Peat Marwick, a predecessor of KPMG. In 1986 he joined Tidewater, Inc. and served as Executive Vice President and Chief Financial Officer, until his retirement in August 2000.

Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms, offshore living quarters and other specialized structures used in the development and production of offshore oil and gas reserves. The company also offers offshore interconnect pipe hook-up, inshore marine construction, manufacture and repair of pressure vessels, and steel warehousing and sales.